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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 14D-9/A
                                (Amendment No. 2)

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               CIRCON CORPORATION
                           (Name of Subject Company)

                               CIRCON CORPORATION
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)

                                  172736 10 0
                     (CUSIP Number of Class of Securities)

                                RICHARD A. AUHLL
                     President and Chief Executive Officer
                               Circon Corporation
                             6500 Hollister Avenue
                        Santa Barbara, California 93117
                                 (805) 685-5100

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                                    Copy to:

                             LARRY W. SONSINI, ESQ.
                       Wilson, Sonsini, Goodrich & Rosati
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (415) 493-9300

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     This statement relates to the tender offer disclosed in a Tender Offer
Statement on Schedule 14D-1, dated August 5, 1997 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "SEC") by United States Surgical Corporation, a Delaware Corporation ("USS") and USS Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly-owned subsidiary of USS, relating to an offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share ("Shares"), of Circon Corporation, a Delaware corporation ("Circon" or the "Company") at a price of $16.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase and related Letter of Transmittal (which together constitute the "Offer").


ITEM 3.  IDENTITY AND BACKGROUND


    (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.


    (b) Except as described herein, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser, USS or their respective executive officers, directors or affiliates.


    As a result of the Company's concern about the disruptive effects on the Company's employees of the tender offer commenced by USS and the Purchaser in August 1996 (the "Original Offer"), the Company retained the independent consulting firm of William M. Mercer, Incorporated ("Mercer") to advise the Board of Directors of the Company (the "Board") and to evaluate the possibility of implementing an employee retention program. Pursuant to a recommendation from the Board's Compensation Committee, the Board authorized the Company to implement three separate plans (collectively, the "Plans") to assist the Company in retaining skilled employees, including plans for executives, the Company's sales force, and managers, professionals and key contributors. The purpose of the Plans is to retain certain key employees of the Company during times of uncertainty, and to keep such persons focused on their jobs and the business of the Company during such times so that the Company can continue to execute its strategic plan. Mercer assisted and advised the Board and its Compensation Committee in formulating the terms of each Plan. Each Plan is summarized below. Each of the summaries is qualified in its entirety by reference to the full text of each of the Plans; a copy of each of the Management Retention Plan, the Sales Force Retention Plan and the Managers, Professionals and Key Contributors Retention Plan, is filed as Exhibit 1, 2, and 3, respectively, to this statement, and is incorporated by reference herein.


MANAGEMENT RETENTION PLAN


    The Management Retention Plan (the "Management Plan") provides retention and severance benefits for designated executive officers, vice presidents and senior managers of the Company. There are three components to the Management Plan: (i) retention/severance payments, (ii) post-employment coverage under the Company's group health and life insurance plans, and (iii) pro-rated annual target bonus payments.


    RETENTION/SEVERANCE PAYMENTS


    The total potential retention/severance payment is based on a multiple of annual target bonus and/or annual base salary, with the level of payment related to the participant's job level. The multiplier ranges from 75% of annual base salary up to 250% of annual base salary and annual target bonus.


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ITEM 3. IDENTITY AND BACKGROUND  (CONTINUED)
    The retention payment component is equal to either one-third of the total cash payment (for executive officers) or one-sixth of the total cash payment (for vice-presidents and senior managers). It will be paid ninety days following a change of control of the Company if the participant has remained employed by the Company or the acquiring entity through such period. The retention payment is also triggered if a participant is involuntarily terminated without cause or is constructively terminated following a change of control but prior to ninety days following a change of control.


    The severance payment component is equal to either two-thirds of the total cash payment (for executive officers) or five-sixths of the total cash payment (for vice-presidents and senior managers). It will be paid only if the participant is involuntarily terminated without cause or is constructively terminated within twenty-four months (for executive officers and vice-presidents) or twelve months (for senior managers) following a change of control.


    POST-EMPLOYMENT BENEFITS


    In the event of an involuntary termination without cause or constructive termination within twelve or twenty-four months following a change of control, the participant (and, if covered prior to the change of control, his or her dependents) receives continued group health, dental and life insurance coverage. The Company is required to pay the same percentage of the related insurance premiums as were paid prior to the change of control. The Company continues to make these premium payments for a period ranging from nine months to two and one-half years (depending on the participant's job level), or, if earlier, until the participant becomes covered under comparable benefit plans of another employer.


    PRORATED ANNUAL TARGET INCENTIVE BONUS


    Under the Management Plan, executive officers and vice-presidents (but not senior managers) are eligible to be paid their prorated annual target bonus for the year in which the change of control occurs. This payment is in lieu of any bonus otherwise payable under the annual incentive plan. The proration is made by multiplying the annual target bonus by a fraction, the numerator of which is the number of days in the Company's fiscal year that have elapsed prior to the change of control and the denominator of which is three hundred and sixty-five. The pro-rated bonus is paid to those executive officers and vice-presidents who remain employed until the last day of the fiscal year in which the change of control occurs or who are involuntarily terminated without cause or are constructively terminated prior to the end of the fiscal year, but following a change of control.


    GOLDEN PARACHUTE EXCISE TAX AND NON-DEDUCTIBILITY


    In general, benefits and payments under the Management Plan are subject to reduction, if, in the opinion of the Company's independent accountants, the golden parachute excise tax and non-deductibility provisions of the Internal Revenue Code would otherwise be triggered. In such event, a participant's benefits will be reduced to the largest amount that would not trigger the golden parachute excise tax and non-deductibility provisions. In the case of the Company's chief executive officer, benefits under the Management Plan are only reduced to avoid triggering the golden parachute excise tax and non-deductibility provisions if so doing would maximize the after-tax economic benefit to the chief executive officer, as determined by the Company's independent accountants.


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SALES FORCE RETENTION PLAN


    The Sales Force Retention Plan (the "Sales Force Plan") provides retention and severance benefits for all territory managers and sales video specialists who are not on Company probation at the time of a change of control. It provides for a maximum payment of twice the compensation earned in the last two full calendar months preceding the change of control. Compensation is defined for this purpose as travel allowance, bonus and commissions.


    The retention payment component is equal to the compensation earned in the last two full calendar months preceding the change of control. It will be paid ninety days following a change of control if the participant has remained employed by the Company or the acquiring entity through such period. The retention payment is also triggered if a participant is involuntarily terminated without cause following a change of control but prior to ninety days following such change of control.


    The severance payment component is also equal to the compensation earned in the last two full calendar months preceding the change of control. It will be paid only if the participant is involuntarily terminated without cause within twelve months following a change of control.


MANAGERS, PROFESSIONALS AND KEY CONTRIBUTORS RETENTION PLAN


    The Managers, Professionals and Key Contributors Retention Plan (the "Managers Plan") provides retention and severance benefits for managers, professionals and key contributors. It provides for a potential cash payment of a minimum of three months' base salary up to a maximum of one year's base salary. Between these minimum and maximum limits, the Managers Plan provides for two weeks' base salary for each full year of employment with the Company (or with an entity acquired by the Company) up to and including the date of a change of control.


    The retention payment component is equal to one-third of the total potential cash payment. It will be paid ninety days following a change of control if the participant has remained employed by the Company or the acquiring entity through such period. The retention payment is also triggered if a participant is involuntarily terminated without cause following a change of control but prior to ninety days following a change of control.


    The severance payment component is equal to two-thirds of the total potential cash payment. It will be paid only if the participant is involuntarily terminated without cause within twelve months following a change of control.


    SEPTEMBER 26, 1997 AMENDMENTS


    On September 26, 1997, the Company's Board of Directors adopted amendments to each of the Plans which restrict the Company's ability to unilaterally amend any of the Plans in a manner adverse to the interests of Plan participants. Copies of the amended Management Retention Plan; Sales force Retention Plan and Managers, Professionals and Key Contributors Retention Plan are filed as Exhibits 11, 12 and 13, respectively, to this statement and are incorporated herein by reference.


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    In addition, at its September 26, 1997 meeting, the Board approved amendments to the Company's 1983 Employee Stock Option Plan, 1993 Stock Option Plan and Cabot Stock Option Plan and the outstanding options under such Plans to provide as follows:


    "Notwithstanding any other provision of this Plan, if an Optionee's employment terminates at any time within twelve (12) months after a Change of Control (as such term is defined in the Company's Retention Plans) other than
(i) for "Cause" (as such term is defined in the Company's Retention Plans), including, but only with respect to participants in the Company's Management Retention Plan, an "Involuntary Termination" (as such term is defined in the Company's Management Retention Plan) but not including, with respect to any other Optionees, any voluntary termination by the Optionee, and not including, with respect to participants in the Company's Management Retention Plan, any voluntary termination by the Optionee that does not constitute an "Involuntary Termination" (as such term is defined in the Company's Management Retention
Plan) or (ii) due to the Optionee's death or Disability, then such Optionee's outstanding Options hereunder shall become 100% vested and exercisable as of the date of such termination of employment."


    Further, at such meeting, the Board approved amendments to the Company's 1984 Directors Stock Option Plan and 1995 Directors Stock Option Plan and the outstanding options under such Plans to provide as follows:


    "Notwithstanding any other provision of this Plan, if an Optionee's service as a Director terminates at any time within twelve (12) months after a Change of Control (as such term is defined in the Company's Retention Plans) other than
(i) for "Cause" (as such term is defined in the Company's Retention Plans), including, but only with respect to participants in the Company's Management Retention Plan, an "Involuntary Termination" (as such term is defined in the Company's Management Retention Plan) but not including, with respect to any other Optionees, any voluntary termination by the Optionee, and not including, with respect to participants in the Company's Management Retention Plan, any voluntary termination by the Optionee that does not constitute an "Involuntary Termination" (as such term is defined in the Company's Management Retention
Plan) or (ii) due to the Optionee's death or Disability, then such Optionee's outstanding Options hereunder shall become 100% vested and exercisable as of the date of such termination of services."


INDEMNITY AND LIMITATION OF LIABILITY


    Section 145 of Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").


    In accordance with Delaware Law, Article Ninth of the Certificate of Incorporation of the Company, as amended, eliminates the personal liability of a directors of the Company and its stockholders for monetary damages for breaches of fiduciary duty as a director. A copy of Article Ninth is filed as Exhibit 4 to this statement and is incorporated by reference herein. Subject to certain limitations, Article V of the Bylaws of the Company also provides for indemnification of officers and directors of the Company. A copy of Article V is filed as Exhibit 5 to this statement and is incorporated herein by reference. In addition, the Company has entered into indemnification agreements with its officers and directors by which the Company provides such persons with the maximum indemnification allowed under applicable law. These agreements also resolve certain procedural and substantive matters which are not covered, or are covered in less detail, in the Company's Certificate of Incorporation. A copy of the form of such indemnification agreement is filed as Exhibit 6 to this statement and is incorporated herein by reference.


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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit  1(F)   Management Retention Plan
Exhibit  2(F)   Sales Force Retention Plan
Exhibit  3(F)   Managers, Professionals and Key Contributors Retention Plan
Exhibit  4(F)   Article Ninth of Certificate of Incorporation, as amended
Exhibit  5(F)   Article V of the Bylaws
Exhibit  6(F)   Form of Indemnification Agreement
Exhibit  7*(F)  Letter to Stockholders regarding Board's Recommendation
Exhibit  8(F)   Press Release Announcing Board's Recommendation
Exhibit  9(F)   Opinion of Bear, Stearns & Co. Inc.
Exhibit 10(F)   Notice and Motion for Preliminary Injunction and Amended and
                Supplemental Complaint of USS and the Purchaser
Exhibit 11      Amended Management Retention Plan
Exhibit 12      Amended Sales Force Retention Plan
Exhibit 13      Amended Managers, Professionals and Key Contributors
                Retention Plan

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    *   Included in copy mailed to stockholders
   (F)  Previously filed


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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 1997                      CIRCON CORPORATION

                                               By:  /s/ Richard A. Auhll
                                               -------------------------------------------
                                                   Richard A. Auhll
                                                   PRESIDENT AND CHIEF EXECUTIVE OFFICER



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